Jason L. Kropp
+1 617 526 6421 (t)
+1 617 526 5000 (t)
jason.kropp@wilmerhale.com
June 11, 2009
By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn:	Mark P. Shuman

Re:	LogMeIn, Inc.
Registration Statement on Form S-1
File No. 333-148620
Ladies and Gentlemen:
On behalf of LogMeIn, Inc. (the “Company”), submitted herewith for filing is Amendment No. 7 (“Amendment No. 7”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing Amendment No. 7 solely for the purpose of filing Exhibit 10.21 to the Registration Statement.
If you require additional information, please telephone either the undersigned at the telephone number indicated above, or John Chory (781-966-2001) or Lee Schindler (781-966-2048) of this firm.
Sincerely,
/s/ Jason L. Kropp
Jason L. Kropp
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
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